ventracor

[redacted]cor Limited
003 180 372
ville Street
od NSW 2067
2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

05012391

31 October 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 07 2005
WASH., D.C.
185

SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

encl

ventracor

asx announcement

Ventracor Strengthens US and European Operations

SYDNEY, Australia 31 October 2005: Ventracor Limited (ASX: VCR) today announced a senior management appointment to further accelerate its global clinical trials and regulatory approval timelines in US and European markets.

Ventracor Chief Executive Officer, Colin Sutton PhD said: "We have appointed Tom Richards PhD as Vice President, Clinical and Regulatory Affairs as enrolment in our CE Mark Trial and US feasibility study approach completion in the first quarter of 2006."

"Tom has successfully shepherded numerous medical device products through the European and US FDA regulatory process.

"He has an impressive array of experience in clinical and regulatory affairs gained at Teraklin AG (a multinational liver dialysis company), Karl Storz Endoscopy, Pharmacia Ophthalmics, and Staar Surgical," Dr Sutton said.

Tom is the inventor of seven issued US patents, and has served as an advisor to several venture capital organisations and development stage companies.

He will be based in the US and report to Chief Operating Officer Peter Crosby.

About Ventracor
Ventracor is a global medical device company that has developed a blood pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company hopes to bring the VentrAssist™ to the global market in record time, and expects to obtain a significant share of the huge potential market.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
+ 6 1 2 9406 3086

Peter Crosby
Chief Operating Officer
Ventracor Inc
+1 303 570-3327

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

27 October 2005

SEC MAIL RECEIVED NOV 07 2005 WASH. D.C. 186

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity VENTRACOR LIMITED	
ABN 46 003 180 372	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Clarence Massey
Date of last notice	26 November 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JC Massey & Assoc Pty Ltd as trustee for the Massey Family Trust and the Massey Superannuation Fund.
Date of change	26 October 2005
No. of securities held prior to change	253,750 shares indirect 453,750 shares indirect 500,000 options direct
Class	N/A
Number acquired	26,550
Number disposed	26,550
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,001.50
No. of securities held after change	253,750 shares indirect; 453,750 shares indirect; 500,000 options direct

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Movement from Massey Family Trust to Massey Superannuation Fund. Off-market transfer.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

ventracor

asx announcement

Results of 2005 Annual General Meeting

Sydney 26 October 2005: In accordance with Listing Rule 3.13.1 and Section 251AA of the Corporations Act 2001, notice is hereby given that the shareholders of Ventracor Limited approved the following resolutions at the Annual General Meeting of shareholders held on Tuesday 25th October 2005.

Resolution Number shown on Proxy Form	Resolution 2

Remuneration Report
"That the Company's Remuneration Report for the year ended 30 June 2005 be approved".

Approved by show of hands or Poll	**Hands**
Total number of proxy votes in respect of which the appointments specify that:	
• The proxy is to vote for the resolution	12,344,990
• The proxy is to vote against the resolution	2,961,293
• The proxy is to abstain on the resolution	1,114,141
• The proxy may vote at the proxy's discretion	1,966,739
• No instructions given	1,847,370

Resolution Number shown on Proxy Form	Resolution 3

Election of Directors;
"That Ms Elizabeth Nosworthy be re-elected as a director of the Company".

Approved by show of hands or Poll	**Hands**
Total number of proxy votes in respect of which the appointments specify that:	
• The proxy is to vote for the resolution	14,204,673
• The proxy is to vote against the resolution	1,956,888
• The proxy is to abstain on the resolution	182,123
• The proxy may vote at the proxy's discretion	3,839,430
• No instructions given	1,847,370

Ventracor Limited 126 Greville Street Chatswood NSW 2067 Australia
T +61 2 9406 3100 F +61 2 9406 3101 W www.ventracor.com
ABN 46 003 180 372

Resolution Number shown on Proxy Form	Resolution 4

Election of Directors;
"That Dr Katherine Woodthorpe be re-elected as a director of the Company".

Approved by show of hands or Poll	**Hands**

Total number of proxy votes in respect of which the appointments specify that:

• The proxy is to vote for the resolution	14,346,694
• The proxy is to vote against the resolution	1,804,115
• The proxy is to abstain on the resolution	186,409
• The proxy may vote at the proxy's discretion	3,845,896
• No instructions given	1,847,370

Resolution Number shown on Proxy Form	Resolution 5

Election of Directors;
"That Mr Ross Harricks be elected as a director of the Company".

Approved by show of hands or Poll	**Hands**

Total number of proxy votes in respect of which the appointments specify that:

• The proxy is to vote for the resolution	14,261,978
• The proxy is to vote against the resolution	1,698,398
• The proxy is to abstain on the resolution	247,405
• The proxy may vote at the proxy's discretion	3,975,333
• No instructions given	1,847,370

Resolution Number shown on Proxy Form	Resolution 6

Approval of International Performance Rights Plan;
"That the International Performance Rights Plan summarised in the Explanatory Memorandum accompanying this Notice of Meeting be approved and adopted for the purpose of ASX Listing Rule 7.2 and for all other purposes: that the Board be and is hereby authorised to issue up to 5 per cent of the total issued capital of the Company, to executives of the Company pursuant to that International Share Plan, in aggregate with any other employee or executive share or option plan currently existing or that may subsequently be approved by shareholders."

Approved by show of hands or Poll	**Hands**
Total number of proxy votes in respect of which the appointments specify that:	
• The proxy is to vote for the resolution	11,530,325
• The proxy is to vote against the resolution	4,545,294
• The proxy is to abstain on the resolution	300,754
• The proxy may vote at the proxy's discretion	3,806,741
• No instructions given	1,847,370

Jane Wilder
Company Secretary
26th October 2005.

ventracor

the heart company

2005 UBS Healthcare Conference

Revenue, results and commercialisation

05

Chief Executive Officer
Colin Sutton PhD

Forward looking statements

ventracor
the heart company

This presentation contains forward looking statements included in these materials which involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to Ventracor Limited (Ventracor") and any of its subsidiary companies. In particular, they speak only as of the date of these materials, they assume the success of Ventracor's business strategies, and are subject to significant regulatory, business, competitive and economic uncertainties and risks. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Ventracor). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements. Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Ventracor disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Ventracor since the date of these materials.

05

Agenda

ventracor
the heart company

- A quick history of Ventracor
- The VentrAssist - improving lives
- Urgent and growing healthcare crisis
- Market for VentrAssist
- Ventracor's successful strategy
- Performance management and milestone achievement
- The Future



05

Rapid commercialisation

ventracor
the heart company

Q2 2003	First human implant
Q4 2004	CE Mark trial commences
Q1 2005	FDA approval to begin BTT feasibility study US beachhead established, 5 US centres engaged
Q2 2005	First European implant First NZ implant
Q3 2005	First US implant Three US patients now implanted
Q4 2005	FY06 first half revenues >$300,000

Ventracor has a history and culture of achieving aggressive milestones in record time

05

VentrAssist – improving lives

ventracor
the heart company.

- 5,000 + days of cumulative patient experience
- Approaching 40 patients enrolled in VentrAssist clinicals globally
- Pilot trial results excellent





Australia



USA



Australia



UK

05

VentrAssist designed for 'life'

ventracor
the heart company

- Conceived and designed for lifetime use
- Small, easily placed in wide range of patients
- 3rd generation - "unlimited" system life
- Simple hydrodynamic suspension, one moving part, highly reliable
- Open, fully washed rotor - low thrombosis, low anticoagulation requirements
- Diamond like carbon coating - low platelet adhesion and low anticoagulation requirements
- Centrifugal design
  - high output and inherent flow regulation mimics normal physiology
  - Low rpm reduces shear and platelet activation.



05

Urgent and growing healthcare crisis

ventracor
the heart company

- Heart failure is a major and growing public health problem
  - Five million US patients, with ***over a half million diagnosed every year***
  - Accounts for 12-15 million visits to Dr's offices and 6.5 million hospital days p.a.
  - The ***most common*** Medicare diagnosis-related-group
  - Total estimated direct/indirect costs were US**$27.9 billion** in 2005
- Heart failure is a progressive disease, related to aging
  - Heart fails to deliver enough blood to support body functionality
- Drug therapies have limited efficacy in treating heart failure
  - REMATCH trial showed LVAD's had twice the survival rate at 2 years vs drug therapies

05

LVAD, gaining acceptance as therapy

ventracor
the heart company

- Globally, over 50,000 people p.a. eligible for mechanical support
- 2005 ACC/AHA Practice Guidelines recommend VAD's as an option for patients in end stage heart failure
- Anecdotal evidence suggests US physicians are using device earlier
  - "Sustained support" or "Bridge to decision"
- US reimbursement guidelines supporting device development
  - LVAD devices like VentrAssist reimbursed under DRG 103
  - Allows up-to US$150,000 available for reimbursement during trials
  - Enables LVAD companies to earn revenues while trialling devices

05

Ideal LVAD not yet available

ventracor
the heart company

- Globally two recognized patient categories
  - Bridge to Transplant (BTT) - small but requisite entry point
    - ~3,500 potential patients annually
  - Destination Therapy (DT) - significant, un-met market need
    - ~ 50,000 potential patients annually
- Heartmate I (Thoratec), only approved DT device in USA
  - Mechanical reliability issues limit life, so poor choice for DT
  - THOR 3rd generation device not yet implanted (still in the lab)
- Globally other DT devices exist (eg Heartmate II, Jarvik, Micromed, World Heart) but significant need remains
- VentrAssist designed for DT patients.

05

Limitations of current devices

ventracor the heart company



A first generation Novacor device (left) and Ventracor's third generation VentrAssist left ventricular assist system (LVAS).

- Larger devices
  - difficult to implant
  - prone to infection
  - unsuitable for many patients
- First generation devices move, increasing infection risk
- But smallest is not necessarily best
  - adequate output for all patients required
  - total system size includes pump, cannulae, and lead
  - Low risk of haemolysis and thrombus formation

05

First 3G device in US trials

ventracor
the heart company

LVAD Market



Destination
50,000 patients
2G
Bridge
4,000 patients
1G
3G VentrAssist
Small
Suitable for most patients
No wearing parts
Low follow up burden

05

US market ready to be tapped

ventracor
the heart company

- Thoratec (NASD: THOR) established US market
  - ~ $80million FY04 revenues from cardiac assist products (mainly BTT)
  - Established market for DT
  - But has not yet delivered a suitable DT product
  - Paved US regulatory road – reimbursements allowed during trials
  - Set market pricing ~ US$60,000 average selling price per unit
  - Built market infrastructure – 62 CMS approved centres
  - Educated and informed medical establishment.
- Market and infrastructure for LVAD devices ready to be tapped
- A superior device will crack the DT market open

05

VCR has burst on the scene

ventracor
the heart company

- **US trials have attracted key opinion leaders**
  - InCHOIR at Columbia University will manage VCR's US trials
  - Conducted successful REMATCH trial and other LVAD trials
- **Relationships established with key US hospitals and industry leaders**
  - Principal Investigator Prof. Eric Rose, Columbia University
  - Chairman of Steering Committee, Dr. Robert Kormos, UPMC
- **Five prestigious centres on board**
  - Columbia University (New York, NY)
  - University of Maryland (Baltimore, MD) – 3 implants to-date
  - University of Minnesota (Minneapolis, MN)
  - University of Pittsburgh Medical Center (UPMC, Pittsburgh, PA)
  - Cleveland Clinic (Cleveland, OH)

05

Scientific Advisory Board

ventracor
the heart company

- Prof. Bob Kormos (Chairman) - Surgeon UPMC, Pennsylvania
- A/Prof. Anne Keogh - Cardiologist, St Vincent's Hospital, Sydney
- Prof. Mariell Jessup – Cardiologist, University of Pennsylvania
- Dr. Steven Tsui – Consultant Surgeon, Papworth Hospital, UK
- Prof. Don Esmore – Surgeon, Alfred Hospital, Melbourne
- Prof. Jim Antaki – BME, Carnegie Mellon University, Pennsylvania
- A/Prof. Bob Salamonsen Intensivist – Alfred Hospital, Melbourne
- Prof. Harvey Borovetz - BME, UPMC, Pennsylvania
- Prof. John Eikelboom – Hematologist, McMaster University, Canada

05

US: clinical trials delivering revenues

ventracor
the heart company

- Conducted Investigators' Meeting in New York
- Appointed Electronic Data Capture company in USA
- Appointed Vital Engineering, training and field support consultancy
- Key staff members hired
- FDA approved feasibility trial 10 patients, 3 implants thus far
  - BTT trial ~130 patients, target FDA approval 2008
  - DT framework under discussion with FDA, targeting 2006 start
- First revenues achieved.

05

Europe: CE Mark in sight

ventracor
the heart company

- Pilot Trial enrollment: complete
  - DT and “complex” BTT
  - 9 implants performed CE Mark Multicentre Trial: commenced
- UK, Norway, Australia and New Zealand
- BTT or DT indication
- >20 implants completed
- CE Mark approval anticipated 2006
- First revenues achieved.



05

Manufacturing supports global trials

ventracor
the heart company

- **Critical manufacturing processes in house**
  - controls time and costs to manufacture
  - certainty of supply
  - total quality control and comprehensive risk management





05

Management key to success

ventracor
the heart company

- Whole team working towards building a sustainable business
- Active engagement of employees, a high sense of urgency
- Employees' financial goals aligned with shareholders
- Corporate culture highly focused on
  - time to market
  - risk management
  - design control
  - quality assurance and compliance
- Aggressive benchmarks set with strong leadership at all levels
- Key long-term milestones are being achieved.

05

The future, advanced technologies

ventracor
the heart company

- VentrAssist technology is raising the bar for 3G devices
- Customer driven for future products
  - Patient monitoring systems, telemetry, data access
  - Implantable rechargeable power system
  - Physiological response to patient needs
- A$2 million Australian government grant
  - Developing transcutaneous energy transfer system
  - Close collaboration with leading Australian universities
- The next generation of VentrAssist is in development.

05

FY06 – First Year with Revenue

ventracor
the heart company

- Key cultural transitions:
  - From a company focused on developing a product, to a company focused on developing a business
  - From an Australian R&D company to a global medical device company
- Complete enrolment in CE Mark trial
- Complete enrollment in US BTT feasibility trial
- US DT IDE application is submitted
- Significant revenue from VentrAssist
- In-house manufacturing fully operational
- Capital works program ongoing.

05

2007 and beyond

ventracor
the heart company

2007

- US FDA approval achieved for BTT
- VentrAssist market sales achieved for BTT

2008

- FDA approves VentrAssist for US DT market
- VentrAssist market sales achieved for DT

05

Liquid, S&P/ASX 200 stock

ventracor
the heart company

Shares on issue:	193.37 million
No of shareholders:	20,000
Market cap:	~ $ 260 million
Index inclusion:	S&P / ASX 200 (ASX: VCR, BoNY ADR: VTCRY)
Cash:	A$ 33 million (30 June 2005)
Profit/(Loss):	(A$ 26million) (30 June 2005)
Analyst coverage:	Scott Power (ABN AMRO Morgans Australia) BUY
	Jocelyn Laurence (Foster Stockbroking Sydney) BUY
	John Kessell (Aegis Equities Research) HOLD

05

Closing remarks

ventracor
the heart company

- LVAD's are increasingly being accepted as a treatment for end-stage heart failure in the US and around the world
- Current devices are inadequate, but market need is significant
- Infrastructure in the US has been built – ready for a superior product
- VentrAssist is positioned to tap US market
  - The first 3G centrifugal device in US trials
  - Three US implants to-date
  - First revenues secured through reimbursement at average market rates
- Europe – CE Mark approval within sight, first revenues achieved
- In-house manufacturing capability will support global trial program
- VCR is realising its goal of commercialisation

05

ventracor

the heart company

05